UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Promotora de Informaciones, S.A.

(Name of Issuer)

Class A ordinary shares, nominal value €0.10 per share

(Title of Class of Securities)

E82880126

(CUSIP Number)

Eric S. Shube Allen & Overy LLP 1221 Avenue of the Americas New York, New York 10020 (212) 610 6300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 3, 2012†

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box   ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

†	See Item 4 for description of events occurring prior to January 2012.

CUSIP No. E82880126

1.	Name of Reporting Person Rucandio S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Spain
Number of Class A Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 268,101,700*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 268,101,700*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 268,101,700*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 45.8%*
14.	Type of Reporting Person (See Instructions) CO

*	Consists of a total of 221,591,841 Class A Shares and 46,509,859 Warrants owned by Timón, Propu, Asgard, Rucandio Inversiones, Otnas and certain Propu quotaholders, representing 45.8% of all outstanding Issuer Class A Shares (based on a total of 538,730,102 Issuer Class A Shares outstanding as of March 13, 2012 as represented by the Issuer in its Current Report on Form 6-K filed with the Securities and Exchange Commission on March 16, 2012, and assuming the conversion of the 46,509,859 Warrants beneficially owed by such Reporting Persons, but without including any Warrants held by any other persons.

CUSIP No. E82880126

1.	Name of Reporting Person Timón, S.A.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Spain
Number of Class A Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 267,389,603*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 267,389,603*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,389,603*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 45.7%*
14.	Type of Reporting Person (See Instructions) CO

*	Consists of a total of 221,252,747 Class A Shares and 46,136,856 Warrants owned by Timón, Propu, Asgard, Otnas and certain Propu quotaholders, representing 45.7% of all outstanding Issuer Class A Shares (based on a total of 538,730,102 Issuer Class A Shares outstanding as of March 13, 2012 as represented by the Issuer in its Current Report on Form 6-K filed with the Securities and Exchange Commission on March 16, 2012, and assuming the conversion of the 46,136,856 Warrants beneficially owed by such Reporting Persons, but without including any Warrants held by any other persons.

CUSIP No. E82880126

1.	Name of Reporting Person Promotora de Publicaciones, S.L.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Spain
Number of Class A Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 130,785,417*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 130,785,417*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 130,785,417*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 23.1%*
14.	Type of Reporting Person (See Instructions) OO

*	Consists of a total of 102,837,443 Class A Shares and 27,947,974 Warrants owned by Propu, representing 23.1% of all outstanding Issuer Class A Shares (based on a total of 538,730,102 Issuer Class A Shares outstanding as of March 13, 2012 as represented by the Issuer in its Current Report on Form 6-K filed with the Securities and Exchange Commission on March 16, 2012, and assuming the conversion of the 27,947,974 Warrants beneficially owed by such Reporting Persons, but without including any Warrants held by any other persons.

CUSIP No. E82880126

1.	Name of Reporting Person Asgard Inversiones, SLU
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Spain
Number of Class A Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 145,543,614*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 145,543,614*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 145,543,614*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 26.5%*
14.	Type of Reporting Person (See Instructions) OO

*	Consists of a total of 136,075,686 Class A Shares and 9,467,928 Warrants owned by Asgard, Otnas and certain Propu quotaholders, representing 26.5% of all outstanding Issuer Class A Shares (based on a total of 538,730,102 Issuer Class A Shares outstanding as of March 13, 2012 as represented by the Issuer in its Current Report on Form 6-K filed with the Securities and Exchange Commission on March 16, 2012, and assuming the conversion of the 9,467,928 Warrants beneficially owed by such Reporting Persons, but without including any Warrants held by any other persons.

CUSIP No. E82880126

1.	Name of Reporting Person Otnas Inversiones, S.L.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) BK
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Spain
Number of Class A Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 93,000,000*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 93,000,000*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 93,000,000*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒
13.	Percent of Class Represented by Amount in Row (11) 17.3%*
14.	Type of Reporting Person (See Instructions) OO

*	Consists of a total of 93,000,000 Class A Shares owned by Otnas, representing 17.3% of all outstanding Issuer Class A Shares (based on a total of 538,730,102 Issuer Class A Shares outstanding as of March 13, 2012 as represented by the Issuer in its Current Report on Form 6-K filed with the Securities and Exchange Commission on March 16, 2012.

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D (this “Schedule 13D”) relates to the Class A ordinary shares, nominal value €0.10 per share (“Class A Shares”), of Promotora de Informaciones, S.A., a corporation (sociedad anónima) organized under the laws of Spain (the “Issuer”). The principal executive offices of the Issuer are located at Gran Vía, 32, 28013 Madrid, Spain.

ITEM 2. IDENTITY AND BACKGROUND

(a) - (c) and (f) This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Rucandio S.A., a corporation (sociedad anónima) organized under the laws of Spain (“Rucandio”), Timón, S.A., a corporation (sociedad anónima) organized under the laws of Spain (“Timón”), Promotora de Publicaciones, S.L., a limited liability company (sociedad limitada) organized under the laws of Spain (“Propu”), Asgard Inversiones, SLU, a limited liability company (sociedad limitada unipersonal) organized under the laws of Spain (“Asgard”) and Otnas Inversiones, S.L., a limited liability company (sociedad limitada) organized under the laws of Spain (“Otnas”). Each of Rucandio, Timón, Propu, Asgard and Otnas is referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”. Rucandio is controlled by members of the Polanco Moreno family – see Schedule A.

The principal business address of the Reporting Persons is calle Méndez Núñez 17, Madrid, 28014, Spain.

The principal business of each of Rucandio, Timón, Propu and Asgard is capital investment. The principal business of Otnas is holding Class A Shares or Warrants (defined below) of the Issuer.

The name, business address, present principal occupation or employment and citizenship of the executive officers and members of the board of directors of the Reporting Persons are listed on Schedule A hereto and are incorporated by reference.

(d) - (e) None of the Reporting Persons, nor to the knowledge of the Reporting Persons, any of the persons listed in Schedule A hereto, during the five years preceding the date of this Schedule 13D, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On January 3, 2012, Otnas exercised 75,000,000 warrants to subscribe for Class A Shares of the Issuer at €2.00 per Class A Share (each such warrant, a “Warrant”) using proceeds from a €150 million Term Facility Agreement dated October 21, 2011, by and among Banco Santander, S.A., Caixabank, S.A., Bankia, S.A. and HSBC Bank, PLC (collectively, the “Lenders”) and Otnas (the “Loan”).

The information set forth in Item 4 is incorporated herein by reference.

ITEM 4. PURPOSE OF TRANSACTION

Rucandio (directly and indirectly through the other Reporting Persons other than Otnas) was the controlling shareholder of the Issuer prior to November 3, 2010, the date on which the Issuer registered its (a) American Depositary Shares, each representing four Class A Shares, (b) Class A Shares, (c) American Depositary Shares, each representing four Class B convertible non-voting shares and (d) Class B convertible non-voting shares, nominal value €0.10 per share, under the Exchange Act, and as a result, pursuant to Section 13(g) and Rule 13d-1(d) of the Exchange Act, the Reporting Persons became beneficial owners of more than five percent of an equity security of a class registered pursuant to Section 12 of the Exchange Act.

The Issuer registered its shares under the Exchange Act in connection with the consummation of the Issuer’s business combination with Liberty Acquisition Holdings Corp. and its affiliate (“Liberty”), which transaction was completed on November 29, 2010.

In connection with the consummation of the business combination with Liberty, the Issuer determined to grant certain Warrants to existing shareholders of the Issuer. Pursuant to an extraordinary general shareholders’ meeting of the Issuer held on November 27, 2010, the Issuer resolved, among other things, to issue to holders of record as of such date 1.1 Warrants for each Class A Share held by such holder, and each Warrant would be exercisable at any time by the holder for one Class A Share at an exercise price of €2.00 per Warrant, and would expire 3.5 years after issuance. After giving effect to such issuance of Warrants on December 1, 2010, Rucandio held, indirectly through its subsidiaries, an aggregate of 171,016,663 Warrants.

The business combination agreement with Liberty was one of several actions taken by the Issuer as part of an overall capital restructuring plan.

In order to facilitate the re-financing of certain indebtedness of the Issuer (“Refinancing”), on October 22, 2011, Timón, Propu and Asgard (collectively, “Grupo Timón”) entered into an investment and partners’ agreement (the “Investment and Partners’ Agreement”) with Berggruen Acquisition Holdings S.à.r.l., a Luxembourg limited liability company (société à responsabilité limitée) (“BAH”) and Mr. Martin Franklin (Mr. Franklin, together with BAH, the “Investors”) to make certain contributions of Class A Shares and Warrants to Otnas. Subsequently, through the exercise of 75,000,000 Warrants on January 3, 2012, Grupo Timón and the Investors, through Otnas, contributed an aggregate of €150 million to the share capital of the Issuer. In connection with the Refinancing: (a) Grupo Timón contributed 18,000,000 Class A Shares and 37,500,000 Warrants to Otnas, (b) each of the Investors acquired 18,750,000 Warrants from Grupo Timón (37,500,000 Warrants in the aggregate) at a price of €0.10 per Warrant, in each case paid with an unsecured, non-recourse promissory note of such Investor, and contributed such Warrants to Otnas and (c) Otnas exercised the 75,000,000 Warrants that it received from Grupo Timón and the Investors for 75,000,000 Class A Shares with proceeds that it received under the Loan.

As security for repayment of the Loan, Otnas, Grupo Timón, BH Stores IV B.V., a limited liability company organized under the laws of The Netherlands, and Mr. Franklin, pledged 93,000,000 Class A Shares, 6,603,489 Class A Shares, 3,599,136 Class A Shares in the form of American Depositary Shares (equivalent to 14,396,544 Class A shares) and 10,174,937 Class A Shares, respectively, to the Lenders.

The Board of Directors of Otnas consists of five directors, three appointed by Grupo Timón, one appointed by BAH and one appointed by Mr. Franklin. All decisions made by the Board of Directors of Otnas relating to the voting of the Issuer’s Class A Shares at any general shareholders meeting of the Issuer must be adopted by a majority of the Board of Directors of Otnas.

As a result of the Investment and Partners’ Agreement, pursuant to Rule 13d-5(b)(1) under the Exchange Act, Rucandio, Grupo Timón and Otnas may be deemed to be acting as a “group” with BAH and Mr. Franklin with respect to the Issuer’s Class A Shares held by Otnas (and such “group” deemed to beneficially own all securities of the Issuer beneficially owned by group members); however the Reporting Persons disclaim beneficial ownership of any securities of the Issuer owned by BAH or Mr. Franklin. Beneficial ownership of securities of the Issuer by BAH and Mr. Franklin (and their affiliates) may be determined by reference to their separate statements on Schedule 13D, as amended from time to time.

Rucandio could be deemed under Rule 13d-3 under the Exchange Act to beneficially own 45.8% of the Issuer’s total voting power (see Item 13 of the cover page for Rucandio and accompanying note). As a result of this holding and certain supermajority provisions in the Issuer’s by-laws, the Reporting Persons are currently able to exercise significant influence over the Issuer.

Notwithstanding the foregoing, the Reporting Persons may determine to change their intent with respect to their ownership interest in the Issuer at any time in the future. In reaching any conclusion as to any future course of action, the Reporting Persons may take into consideration various factors, such as the Issuer’s condition, business, operations, assets, liabilities and prospects, other developments concerning the Issuer and the industry in which it operates, changes or potential changes in laws and regulations, other business opportunities available to the Reporting Persons, developments with respect to the businesses of the Reporting Persons, tax considerations, and general economic and other market conditions, including, but not limited to, market price of the Issuer’s securities. Subject to applicable law and contractual undertakings, the Reporting Persons reserve the right, based on all relevant factors, alone or in conjunction with others, including the Issuer, (a) to acquire additional securities of the Issuer in the open market, in privately negotiated transactions or in affiliate transactions with or from the Issuer or the Issuer’s subsidiaries, (b) to dispose of all or a portion of their holdings of the Class A Shares, Warrants or other securities, (c) to undertake an extraordinary corporate transaction such as a merger, consolidation, other business combination or reorganization involving the Issuer, or (d) to take any other action similar to those listed above.

Other than as described in this Schedule 13D, the Reporting Persons have no present plans or proposals that relate to or would result in any of the matters set forth in subparagraphs (a) through (j), inclusive, of Item 4 of Schedule 13D under the Exchange Act. However, the Reporting Persons reserve the right to change their intention with respect to any or all of the matters referred to in this Item 4, which could include, but is not limited to, any of the items enumerated in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) and (b) As of the date hereof, Rucandio may be deemed to beneficially own an aggregate of 268,101,700 Class A Shares (consisting of 221,591,841 Class A Shares beneficially owned by Timón, Propu, Asgard, Rucandio Inversiones Sicav, S.A., a corporation (sociedad anónima) organized under the laws of Spain (“Rucandio Inversiones”) and Otnas and 46,509,859 Warrants convertible at any time at the option of the holder into a like number of Class A Shares), representing 45.8% of all outstanding Class A Shares (based on a total of 538,730,102 Class A Shares outstanding as of March 13, 2012 as represented by the Issuer in its Current Report on Form 6-K filed with the Securities and Exchange Commission on March 16, 2012, and assuming the conversion of the 46,509,859 Warrants beneficially owned by Timón, Propu, Asgard and Rucandio Inversiones, but without including any Warrants held by any other persons). See Items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number and percentage of Class A Shares (including Warrants) beneficially owned by each of the Reporting Persons. Rucandio is controlled by members of the Polanco Moreno family – see Schedule A.

As of the date hereof:

Rucandio does not hold of record any Class A Shares or Warrants to purchase Class A Shares. Rucandio may be deemed to be the beneficial owner of the Class A Shares and Warrants held by Timón, Propu, Asgard, Rucandio Inversiones and Otnas. In addition, 25,588,522 Class A Shares of the Issuer are held directly by 27 Propu quotaholders. On December 22, 2011, Propu initiated a plan to allow Propu quotaholders to substitute such Propu quotaholders’ indirect stake in the Issuer (through Propu) for direct ownership of Class A Shares of the Issuer. Propu quotaholders who opted to acquire direct ownership of Class A Shares of the Issuer entered into a shareholders agreement dated December 22, 2012 with Propu, Timón and Asgard (the “Shareholders Agreement of Certain Propu Quotaholders”), which among other things, provides for certain voting arrangements until September 30, 2014 with respect to such Class A Shares of the Issuer, and provides for certain restrictions and limitations on the transferability of such Class A Shares of the Issuer. See Exhibit 3, incorporated herein by reference. Such Propu quotaholders also individually own an aggregate of 42,933,738 Warrants, but each such Propu quotaholder is free to exercise or transfer its Warrants at its own discretion. Upon an exercise of such Warrants, such Propu quotaholder may voluntarily include under the Shareholders Agreement of Certain Propu Quotaholders the Class A Shares subscribed as a result of the exercise of Warrants. As a result of the Shareholders Agreement of Certain Propu Quotaholders, Rucandio may be deemed the indirect beneficial owner of such Class A Shares of the Issuer owned directly by such Propu quotaholders. As a result of the Shareholders Agreement of Certain Propu Quotaholders, pursuant to Rule 13d-5(b)(1) under the Exchange Act, Rucandio, Timón, Propu and Asgard may be deemed to be acting as a “group” with such Propu quotaholders with respect to Class A Shares of the Issuer owned by such Propu quotaholders that are subject to the Shareholders Agreement of Certain Propu Quotaholders (and such “group” deemed to beneficially own all securities of the Issuer beneficially owned by group members); however the Reporting Persons disclaim beneficial ownership of any Issuer securities owned by such Propu quotaholders not subject to the Shareholders Agreement of Certain Propu Quotaholders.

Timón holds of record 7,928,140 Class A Shares and 8,720,954 Warrants to purchase Class A Shares. In addition, Timón may be deemed to be the beneficial owner of the Class A Shares and Warrants held by Propu, Asgard and Otnas and the Class A Shares held by the Propu quotaholders referenced above.

Propu holds of record 77,248,921 Class A Shares and 27,947,974 Warrants to purchase Class A Shares. In addition, Propu may be deemed to be the beneficial owner of the Class A Shares held by the Propu quotaholders referenced above.

Asgard holds of record 17,487,164 Class A Shares and 9,467,928 Warrants to purchase Class A Shares. Asgard may be deemed to be the beneficial owner of the Class A Shares held by Otnas. In addition, Asgard may be deemed to be the beneficial owner of the Class A Shares held by the Propu quotaholders referenced above.

Rucandio Inversiones holds of record 339,094 Class A Shares and 373,003 Warrants to purchase Class A Shares.

Otnas holds of record 93,000,000 Class A Shares and does not hold any Warrants to purchase Class A Shares.

The information set forth in Item 4 of this Statement is incorporated herein by reference.

See Items 7 through 10 of the cover pages to this Schedule 13D for the number of Class A Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c) The information set forth in Item 4 of this Statement is incorporated herein by reference.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Items 4 and 5 of this Statement are incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement among the Reporting Persons dated April 17, 2012

2	Extract of Investment and Partners’ Agreement dated October 22, 2011, by and among Timón, S.A., Promotora de Publicaciones, SL, Asgard Inversiones, S.L.U., Berggruen Acquisition Holdings S.à.r.l. and Mr. Martin Franklin

3	Shareholders Agreement dated December 22, 2011, by and among Timón, S.A., Promotora de Publicaciones, SL, Asgard Inversiones, S.L.U. and the Propu quotaholders listed therein (English translation)

4	Description of Warrants (incorporated by reference to the descriptions in the “Relevant Facts” contained in the Reports on Form 6-K filed by the Issuer on December 2, 2010 and December 8, 2010)

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certify as of April 17, 2012 that the information set forth in this statement is true, complete and correct.

Rucandio S.A.

By:	/s/ Ignacio Polanco Moreno
Name:	Ignacio Polanco Moreno
Title:	Chairman

Timón, S.A.

By:	/s/ Ignacio Polanco Moreno
Name:	Ignacio Polanco Moreno
Title:	Chairman

Promotora de Publicaciones, S.L.

By:	/s/ Adolfo Valero Cascante
Name:	Adolfo Valero Cascante
Title:	Director

Asgard Inversiones, SLU

By:	/s/ Adolfo Valero Cascante
Name:	Adolfo Valero Cascante
Title:	Director

Otnas Inversiones, S.L.

By:	/s/ Borja Pérez Arauna
Name:	Borja Pérez Arauna
Title:	Director

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF RUCANDIO S.A.

The following persons are the directors and executive officers of Rucandio S.A as of the date of this Schedule 13D. The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors of Rucandio S.A. Rucandio S.A. has no executive officers. Each individual identified has his or her business address at c/o Rucandio S.A., calle Méndez Núñez 17, Madrid, 28014, Spain and, unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Rucandio S.A.

Name	Relationship to Rucandio S.A.	Principal Occupation	Citizenship
Ignacio Polanco Moreno*	Chairman of the Board of Directors	Chairman of the Board of Directors of Promotora de Informaciones, S.A.	Spanish

Manuel Polanco Moreno*	Director	President of PRISA Televisión, S.A.U	Spanish

Maria Jesús Polanco Moreno*	Director	Director	Spanish

Isabel Moreno Puncel	Director	Director	Spanish

Adolfo Valero Cascante	Director	Director	Spanish

*	Rucandio is a family company controlled by Ignacio Polanco Moreno (25%), Manuel Polanco Moreno (25%), María Jesús Polanco Moreno (25%) and the four children (collectively 25%) of Isabel Polanco Moreno (deceased in 2008). The shareholders of Rucandio have signed a shareholders agreement, among other things, restricting the transfer of ownership in Rucandio outside the Polanco Moreno family, and relating to how the shares of Rucandio will be voted. For further description, see “Shareholder Agreement in Rucandio” (incorporated by reference to Item E. Share Ownership contained in the Annual Report on Form 20-F filed by the Issuer on June 30, 2011). Ignacio Polanco Moreno owns directly (and indirectly through a company Ignacio Polanco Moreno controls) 192,053 Class A Shares and 211,285 Warrants, and Manuel Polanco Moreno owns directly (and indirectly through a company owned by Manuel Polanco Moreno, his wife and children) 93,129 Class A Shares and 102,468 Warrants.

DIRECTORS AND EXECUTIVE OFFICERS OF TIMÓN, S.A.

The following persons are the directors and executive officers of Timón, S.A. as of the date of this Schedule 13D. The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of Timón, S.A. Each individual identified has his or her business address at c/o Timón, S.A. calle Méndez Núñez 17, Madrid, 28014, Spain and, unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Timón, S.A.

Name	Relationship to Timón, S.A.	Principal Occupation	Citizenship
Ignacio Polanco Moreno	Chairman of the Board of Directors	Chairman of the Board of Directors of Promotora de Informaciones, S.A.	Spanish

Manuel Polanco Moreno	Vice Chairman of the Board of Directors	President of PRISA Televisión, S.A.U.	Spanish

Borja Pérez Arauna	Vice Chairman of the Board of Directors	Director of Promotora de Informaciones, S.A.	Spanish

Adolfo Valero Cascante	Managing Director of the Board of Directors	Director	Spanish

Eduardo Cortés de Ponte	Director	Director	Spanish

Javier Díez de Polanco	Director	Director	Spanish

Name	Relationship to Timón, S.A.	Principal Occupation	Citizenship

Alfonso López Casas	Director	Director	Spanish

Emiliano Martínez Rodríguez	Director	Director	Spanish

Francisco Pérez Arauna	Director	Director	Spanish

Jorge Pérez Arauna	Director	Director	Spanish

Maria Jesús Polanco Moreno	Director	Director	Spanish

Rafael Noblejas Sánchez-Migallón	Chief Financial Officer	Chief Financial Officer	Spanish

DIRECTORS AND EXECUTIVE OFFICERS OF PROMOTORA DE PUBLICACIONES, S.L.

The following persons are the directors and executive officers of Promotora de Publicaciones, S.L. as of the date of this Schedule 13D. The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of Promotora de Publicaciones, S.L. Each individual identified has his or her business address at c/o Promotora de Publicaciones, S.L., calle Méndez Núñez 17, Madrid, 28014, Spain and, unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Promotora de Publicaciones, S.L.

Name	Relationship to Promotora de Publicaciones, S.L.	Principal Occupation	Citizenship
Ignacio Polanco Moreno	Chairman of the Board of Directors	Chairman of the Board of Directors of Promotora de Informaciones, S.A.	Spanish

Adolfo Valero Cascante	Director	Director	Spanish

Borja Pérez Arauna	Director	Director of Promotora de Informaciones, S.A.	Spanish

DIRECTORS AND EXECUTIVE OFFICERS OF ASGARD INVERSIONES, SLU

The following persons are the directors and executive officers of Asgard Inversiones, SLU as of the date of this Schedule 13D. The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors of Asgard Inversiones, SLU. Asgard Inversiones, SLU has no executive officers. Each individual identified has his or her business address at c/o Asgard Inversiones, SLU, calle Méndez Núñez 17, Madrid, 28014, Spain and, unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Asgard Inversiones, SLU.

Name	Relationship to Asgard Inversiones, SLU	Principal Occupation	Citizenship
Ignacio Polanco Moreno	Joint and Several Director (Administrador Solidario)	Chairman of the Board of Directors of Promotora de Informaciones, S.A.	Spanish

Adolfo Valero Cascante	Joint and Several Director (Administrador Solidario)	Director	Spanish

Borja Pérez Arauna	Joint and Several Director (Administrador Solidario)	Director of Promotora de Informaciones, S.A	Spanish

DIRECTORS AND EXECUTIVE OFFICERS OF OTNAS INVERSIONES, S.L.

The following persons are the directors and executive officers of Otnas Inversiones, S.L. as of the date of this Schedule 13D. The following table sets forth the name, business address, present principal occupation or employment and citizenship of each of the directors and executive officers of Otnas Inversiones, S.L. The business address for Jonathan Franklin is c/o Jarden Corporation, 555 Theodore Fremd Avenue, Rye, NY 10580, USA. The business address for Antonius Theodorus Trentelman is Berggruen Holdings, Inc., c/o IMS Benelux Holding Coöperatieve U.A., Markt 6, 4112 JS Beusichem, The Netherlands. Each other individual identified has his or her business address at c/o Otnas Inversiones, S.L., calle Méndez Núñez 17, Madrid, 28014, Spain and, unless otherwise indicated below, each occupation set forth opposite an individual’s name refers to employment with Otnas Inversiones, S.L.

Name	Relationship to Otnas Inversiones, S.L.	Principal Occupation	Citizenship
Ignacio Polanco Moreno	Chairman of the Board of Directors	Chairman of the Board of Directors of Promotora de Informaciones, S.A.	Spanish

Adolfo Valero Cascante	Director	Director	Spanish

Borja Pérez Arauna	Director	Director of Promotora de Informaciones, S.A	Spanish

Jonathan Franklin	Director	Director, Supply Chain Jarden Corporation 555 Theodore Fremd Avenue Rye, NY 10580 USA	American

Antonius Theodorus Trentelman	Director	Managing Director Berggruen Holdings, Inc. c/o IMS Benelux Holding Coöperatieve U.A. Markt 6 4112 JS Beusichem The Netherlands	Dutch